Exhibit 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered by and between Wayside Technology Group, Inc. (the “Company”) and Steve DeWindt (“Executive”), effective as of October 5, 2018 (the “Effective Date”).

WHEREAS, the Company desires to employ Executive on the terms and conditions set forth herein; and

WHEREAS, Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of Executive’s continued employment and of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                                      Employment.

(a)                                 Employment Period.  Executive shall be employed during the time period from the Effective Date until Executive’s employment is terminated as described in Section 3 of this Agreement.  The time period during which Executive is employed by the Company pursuant to this Agreement is referred to herein as the “Employment Period.”

(b)                                 Title, Reporting, Responsibilities and Location.  As of the Effective Date, Executive will be employed as the Chief Executive Officer and President of the Company upon the terms and subject to the conditions of this Agreement.  In such capacity, Executive shall report to the Board of Directors of the Company (the “Board”) and shall have responsibilities as are commensurate with the position of Chief Executive Officer and President and such other duties as shall be assigned to Executive by the Board.  Executive’s primary place of employment shall be located in Eatontown, New Jersey and Executive shall work from this location on a regular basis unless otherwise authorized by the Company.

(c)                                  At-Will Employment.  Executive will be employed by the Company on an at-will basis.  Consequently, either Executive or the Company may terminate Executive’s employment at any time for any reason not prohibited by law.

(d)                                 Extent of Service.  During the Employment Period, and excluding any periods of time off for vacation, illness or leave to which Executive is entitled in accordance with Company policy, Executive agrees to devote Executive’s full business time, attention, skill and efforts to the faithful performance of Executive’s duties hereunder; provided, however, that it shall not be a violation of this Agreement for Executive to devote reasonable periods of business time to charitable, community, industry or professional activities to the extent such activities do not have a material adverse effect on Executive’s duties under this Agreement.  Executive further agrees to perform Executive’s duties and responsibilities to the best of Executive’s abilities in a loyal diligent, trustworthy and business-like manner and diligently follow and implement all reasonable and lawful management policies and decisions communicated to Executive by the Board.

2.                                      Compensation and Benefits.

(a)                                 Base Salary.  During the Employment Period, the Company will pay to Executive a base salary (“Base Salary”), less normal withholdings and deductions, payable in equal installments as are customary under the Company’s payroll practices from time to time (but no less frequently than monthly).  Initially, as of the Effective Date, Executive’s annual Base Salary shall be Three Hundred Fifty Thousand Dollars ($350,000) per year.  The Company shall review Executive’s Base Salary annually and may adjust Executive’s Base Salary in its sole discretion.

(b)                                 Annual Incentive. During the Employment Period, Executive shall be eligible to receive an annual incentive bonus (the “Annual Incentive”).  The Company shall decide in its sole discretion (a) the performance metrics that Executive must achieve each year to receive the Annual Incentive, (b) the form of the Annual Incentive (e.g., cash and/or stock) in a particular year, and (c) the amount of the components of any Annual Incentive Executive shall receive in a particular year.  With respect to (i) the 2018 fiscal year of the Company, the Annual Incentive shall be in the range of $0 - $50,000, and (ii) the 2019 fiscal year of the Company, the Annual Incentive shall be in the range of $0 - $350,000, in each case as determined in the sole discretion of the Board.  Any Annual Incentive payable to Executive related to the 2018 and 2019 fiscal years of the Company shall be payable in at least fifty percent (50%) cash.

(c)                                  Equity Compensation.  Executive shall be entitled to receive stock-based compensation in accordance with the 2012 Stock-Based Compensation Plan (the “2012 Plan”) or any other equity incentive plan approved by the Board as follows:

(i)                                     For the 2018 and 2019 fiscal years of the Company, provided that the Company has Actual Pre-Tax Income in excess of the lower end of the Pre-Tax Income Range, Executive shall be entitled to receive restricted shares of common stock of the Company with a Fair Market Value (as defined herein) equal to the product of (A) Actual Pre-Tax Income minus the Pre-Tax Income Target, multiplied by (B) the Participation Amount.

(ii)                                  For each fiscal year of the Company following the 2019 fiscal year, the Company shall decide in its sole discretion (a) whether or not Executive shall be entitled to stock-based compensation in a particular year, and (b) the performance metrics and targets that Executive must achieve to receive any such stock-based compensation in a particular year.

(iii)                              With respect to any shares of common stock of the Company to be issued to Executive pursuant to this Section 2(c), Executive hereby agrees that during the three (3) year period following the grant date of any such shares, Executive shall not sell or otherwise transfer or dispose of any such shares at any time during such period, provided that upon a Change of Control (as defined in Section 4(d)) any and all such restrictions on transfer shall automatically be terminated.  To enforce the foregoing covenant, (A) Executive agrees to execute any other documents in furtherance of such restriction if requested by the Company, and (B) the Company may impose stop-transfer instructions with respect to such shares until the end of such period.

(iv)                              For purposes of this Agreement, the following terms shall have the following meanings:

(1)                                 “Actual Pre-Tax Income” shall means the actual pre-income tax of the Company earned for the applicable fiscal year provided that, for purposes of the calculations set for in this Section 2(c), such amount shall not exceed the upper end of the Pre-Income Tax Range.

(2)                                 “Fair Market Value” of common stock of the Company on any given date shall be determined according to the following rules: (i) if the common stock is at the time listed or admitted to trading on any stock exchange, then the “Fair Market Value” shall be the mean between the highest and lowest prices of the common stock for the 20 trading day period ending on the date in question on the principal national securities exchange on which it is then listed or admitted to trading, (ii) if the common stock is not at the time listed or admitted to trading on a stock exchange, the “Fair Market Value” shall be the mean between the highest reported asked price and lowest reported bid price of the common stock for the 20 trading day period ending on the date in question in the over-the-counter market, as such prices are reported in a publication of general circulation selected by the Board (or the Compensation Committee thereof) and regularly reporting the market price of common stock in such market, or (iii) if the common stock is not listed or admitted to trading on any stock exchange or traded in the over-the-counter market, the “Fair Market Value” shall be as determined in good faith by the Board (or the Compensation Committee thereof).

(3)                                 “Participation Amount” shall mean (A) for fiscal year 2018, 0.10, and (B) for fiscal year 2019, 0.20.

(4)                                 “Pre-Tax Income Target” shall mean (A) for fiscal year 2018, $8,400,000 (including an add-back for the amount of severance paid and/or payable to Simon F. Nynens in connection with his departure), and (B) for fiscal year 2019, an amount to be determined by the Board (or compensation committee thereof).

(5)                                 “Pre-Tax Income Range” shall mean (A) for fiscal year 2018, $8,400,0000 to $9,400,000, and (B) for fiscal year 2019, a range to be determined by the Board (or compensation committee thereof).

(d)                                 401(k) Plan.  During the Employment Period, Executive shall be eligible to participate in the Company’s 401(k) plan, consistent with the terms of that plan.

(e)                                  Welfare Benefit Plans.  During the Employment Period, Executive shall be eligible to participate in the welfare benefit plans, practices, policies and programs provided by the Company to the class of employees that includes Executive, on a basis no less favorable than provided to such class of employees (including, without limitation, medical, dental, vision, long-term disability, life insurance, accidental death and dismemberment insurance, supplemental disability, and supplemental life insurance).

(f)                                   Expenses.  The Company shall reimburse Executive for all reasonable travel, lodging, entertainment or other business expenses incurred by Executive during the Employment Period in the course of performing Executive’s duties under this Agreement within thirty (30) days following submission of appropriate documentation of such reimbursable expenses.  In addition to the foregoing, the Company shall reimburse Executive for the actual cost incurred of up to two (2) roundtrip economy class tickets from New Jersey to California during each quarter during a fiscal year for non-business activities.  In no event will such reimbursements, if any, be made later than the last day of the calendar year following the calendar year in which Executive incurs the expense.

(g)                                  Fringe Benefits.  During the Employment Period, Executive shall be entitled to fringe benefits in accordance with the plans, practices, programs and policies of the Company, consistent with the terms of the applicable plan, practice, program or policy, except that Executive shall be entitled to take up to four (4) weeks of paid vacation per year or the amount of paid vacation specified in the Company’s vacation policy, whichever is greater, in accordance with the terms of such policy.

3.                                      Termination of Employment.

(a)                                 Death or Disability.  Executive’s employment shall terminate automatically upon Executive’s death during the Employment Period.  If the Company determines that the Disability of Executive has occurred during the Employment Period (pursuant to the definition of Disability set forth below), the Company may give to Executive written notice of its intention to terminate Executive’s employment on account of Executive’s Disability.  In such event, Executive’s employment with the Company shall terminate effective on the thirtieth (30th) day after receipt of such written notice by Executive (the “Disability Effective Date”), provided that, within the thirty (30) days after such receipt, Executive shall not have returned to full-time performance of Executive’s duties.  For purposes of this Agreement, “Disability” shall mean the inability of Executive, as determined in good faith by the Board (excluding Executive’s vote, if Executive is then a member of the Board), to substantially perform the essential functions of Executive’s regular duties and responsibilities, with or without reasonable accommodation, due to a physical or mental illness or other impairment which has lasted (or can reasonably be expected to last) for a period of at least six (6) consecutive months.

(b)                                 Termination by the Company.  The Company may terminate Executive’s employment during the Employment Period with or without Cause.  For purposes of this Agreement, “Cause” shall mean:

(i)                                     Executive’s willful misconduct or gross negligence in connection with the performance of Executive’s duties which the Board believes does or is likely to result in material harm to the Company or one of its Affiliates (as such term is defined below), other than any such failure resulting from Disability;

(ii)                                  Executive’s misappropriation or embezzlement of funds or property of the Company or one of its Affiliates;

(iii)                              Executive’s fraud or dishonesty with respect to the Company or its Affiliates;

(iv)                              Executive’s conviction of or entering of a guilty plea or plea of no contest with respect to any felony or any other crime involving moral turpitude or dishonesty;

(v)                                 Executive’s breach of fiduciary duties owed to the Company or one of its Affiliates;

(vi)                              Executive’s exhibition of a standard of behavior within the scope of or related to Executive’s employment that is materially disruptive to the orderly conduct of the Company’s or its Affiliates’ business operations (including, without limitation, substance abuse, sexual harassment or sexual misconduct);

(vii)                          Executive’s material failure to perform Executive’s duties and responsibilities under this Agreement, including prolonged absences without the written consent of the Chairman of the Board; provided that the nature of such conduct shall be set forth with reasonable particularity in a written notice to Executive who shall have ten (10) days following delivery of such notice to cure such alleged conduct, provided that such conduct is, in the reasonable discretion of the Company, susceptible to a cure; or

(viii)                       Executive’s material breach of this Agreement that is not cured within twenty (20) days after written notice of such breach from the Company.

The determination of whether Cause exists for the termination of Executive’s employment shall be made by a majority of the Board (excluding Executive’s vote, if Executive is then a member of the Board).  Executive must be given reasonable advance written notice of the Board meeting where Cause will be determined and shall be entitled to be heard by the Board (with counsel present) on the issue of whether Cause exists.

For purposes of this Agreement, “Affiliates” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person.  For the purposes of this definition, “control,” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms of “affiliated,” “controlling” and “controlled” have meanings correlative to the foregoing.

(c)                                  Termination by Executive.  Executive’s employment may be terminated by Executive for Good Reason or no reason.  For purposes of this Agreement, “Good Reason” shall mean the following actions, if taken without Executive’s written consent:

(i)                                     The assignment to Executive of duties that would require an unreasonable amount of Executive’s work time and that are duties which customarily would be discharged by persons junior or subordinate in status to Executive within the Company taking into consideration trends and customs in the market and industry in which the Company operates;

(ii)                                  Any material decrease in Executive’s Base Salary;

(iii)                              The reassignment of Executive to any primary place of employment that would require an additional commute of fifty (50) or more miles; or

(iv)                             The failure by the Company to pay to Executive any portion of Executive’s annual Base Salary or Annual Incentive within ten (10) days after the date the same is due.

Notwithstanding the foregoing, Executive must give the Company written notice of any event or condition that would constitute Good Reason within thirty (30) days of the event or condition which would constitute Good Reason, and upon the receipt of such written notice the Company shall have thirty (30) days to remedy such event or condition. If such event or condition is not remedied within such 30-day period, any termination of employment by Executive for Good Reason must occur within thirty (30) days after the period for remedying such condition or event has expired.

(d)                                 Notice of Termination.  Any termination by the Company with or without Cause, or by Executive with or without Good Reason, shall be communicated by a Notice of Termination to the other party hereto given in accordance with Section 11(e) of this Agreement.  For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, and (iii) specifies the Separation Date.  The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive’s or the Company’s rights hereunder.

(e)                                  Separation Date.  “Separation Date” means (i) if Executive’s employment is terminated other than by reason of death or Disability, the date specified in the Notice of Termination, or (ii) if Executive’s employment is terminated by reason of death or Disability, the date of death or the Disability Effective Date, as applicable.

4.                                      Obligations of the Company upon Termination.

(a)                                 Upon the termination of Executive’s employment for any reason:

(i)                                     The Company shall pay to Executive in a lump sum within thirty (30) days after the Separation Date (A) any Base Salary that has accrued but is unpaid, (B) any Annual Incentive that has been earned for the year prior to the year in which the Separation Date occurs, but is unpaid, (C) any reimbursable expenses that have been incurred but are unpaid, and (D) any accrued but unused vacation (but not personal or sick days), as of the Separation Date; and

(ii)                                 The Company shall provide any vested plan benefits that by their terms extend beyond termination of Executive’s employment (but only to the extent provided in any such benefit plan in which Executive has participated as a Company employee and excluding (except as hereinafter provided in Sections 4(c) and 4(d)) any Company severance pay program or policy) in accordance with the terms of such plans.

(b)                                 If Executive’s employment terminates on account of Executive’s death, Disability, termination by Executive without Good Reason, or termination by the Company for Cause, the Company will make no further payments to Executive other than those described in Section 4(a).

(c)                                  If Executive’s employment terminates on account of a termination by the Company without Cause or a termination by Executive for Good Reason and if Executive complies with the other provisions in this Agreement, then in addition to those payments described in Section 4(a), Executive shall be entitled to:

(i)                                     Receive an amount equal to twelve (12) months of Executive’s Base Salary as in effect immediately preceding the Separation Date (or, if greater, Executive’s Base Salary as in effect immediately preceding any action by the Company described in Section 3(c)(iii) for which Executive terminated Executive’s employment for Good Reason), paid in equal installments on the Company’s regularly-scheduled paydays over a six-month period, with such period to commence immediately following the Separation Date; and

(ii)                                 Continue any health care (medical, dental and vision) plan coverage provided to Executive and Executive’s spouse and dependents at the time of the Separation Date for twelve (12) months after the Separation Date, on the same basis and at the same cost to Executive as available to similarly-situated active employees of the Company during such period.  If the Company reasonably determines that maintaining such coverage for Executive or Executive’s spouse or dependents is not feasible under the terms and provisions of such plans and programs (or where such continuation would adversely affect the tax status of the plan or program pursuant to which the coverage is provided), the Company shall pay Executive cash equal to the estimated cost of the expected Company contribution therefor for such same period of time, with such payments to be made in accordance with the established payroll practices of the Company (no less frequently than monthly) for the period during which such cash payments are to be provided.

(d)                                 If, during the Employment Period and on or within twelve (12) months following a Change of Control, Executive’s employment terminates, either (i) by the Company without Cause, or (ii) by Executive for Good Reason, and if Executive complies with the other provisions in this Agreement, Executive shall receive, in lieu of all other claims and payments (including but not limited to the severance described in Section 4(c)) other than those payments described in Section 4(a):

(i)                                     An amount equal to twenty-four (24) months of Executive’s Base Salary as in effect immediately preceding the Separation Date (or, if greater, Executive’s Base Salary as in effect immediately preceding any action by the Company described in Section 3(c)(iii) for which Executive terminated

Executive’s employment for Good Reason) paid in equal installments on the Company’s regularly-scheduled paydays over a twenty-four (24) month period, with such period to commence immediately following the Separation Date; and

(ii)                                 An amount in cash equal to the Annual Incentive paid to Executive for the year immediately prior to the year in which the Separation Date occurs, paid in equal monthly installments over a twelve-month period, with such period to commence immediately following the Separation Date.  To the extent that any portion of the Annual Incentive on which the amount payable pursuant to this Section 4(d)(ii) was made in stock of the Company, the value of such stock shall be the Fair Market Value (as defined herein) of such stock at the close of business on the grant date.

For purposes of this Agreement, “Change of Control” shall mean a change in the ownership of the Company or in the ownership of a substantial portion of the assets of the Company (but not solely the effective control of the Company), within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

(e)                                  Notwithstanding any other provision of this Agreement, Executive’s right to receive any payments under Section 4(c) or 4(d) of this Agreement is contingent upon and subject to Executive signing and delivering to the Company a complete general release of all claims against the Company and its Affiliates in a form acceptable to the Company (the “Release”), and allowing the applicable revocation period required by law to expire without revoking or causing revocation of same, within the sixty (60) days following the Separation Date.  Any payments to be made under Section 4(c) or 4(d) of this Agreement prior to the date the Release becomes effective and irrevocable shall be accumulated and paid in a lump sum on the first payroll date occurring after the Release becomes effective and irrevocable, except that, if the sixty (60) days for Executive to deliver the signed Release to the Company and the revocation period thereunder to expire without Executive having elected to revoke the Release, spans more than one calendar year, none of the payments under Section 4(c) or 4(d) of this Agreement can commence until the subsequent calendar year.

(f)                                   Notwithstanding the foregoing, the Company and Executive can agree for the payments under Section 4(c) or 4(d) of this Agreement to be paid in a single lump-sum payment as soon as administratively practicable (and no later than thirty (30) days) after the Separation Date, if payment in a single lump sum would not violate Section 409A of the Code.

(g)                                  Notwithstanding any provision in this Agreement to the contrary, to the extent necessary to avoid the imposition of tax on Executive under Code Section 409A, any payments that are otherwise payable to Executive within the first six (6) months following the Separation Date shall be suspended and paid as soon as practicable following the end of the six-month period following the Separation Date or, if earlier, Executive’s death, if Executive is determined to be a “specified employee” (within the meaning of Code Section 409A(a)(2)(B)(i)) of the Company (or any related “service recipient” within the meaning of Code Section 409A and the regulations thereunder).  Any payments suspended by operation of the foregoing sentence shall be paid as a lump sum within thirty (30) days following the end of such six-month period or, if earlier, Executive’s death.

(h)                                 If Executive is a member of the Board or holds any other office with the Company or one of its Affiliates and Executive’s employment terminates for any reason whatsoever, Executive shall be deemed to have resigned from Executive’s position(s) on the Board, effective as of the Separation Date.

5.                                      Restrictive Covenants.

(a)                                 Acknowledgments.  Executive acknowledges that the Company has expended and will continue to expend substantial time, money, effort and other resources to develop its customer relationships, Trade Secrets and Confidential Information, and that the Company has a legitimate business interest in protecting the same.  Executive further acknowledges that during Executive’s employment with the Company, Executive was given specialized training and has learned and will continue to learn Trade Secrets and Confidential Information to which Executive would not otherwise have access to.  As a material inducement to the Company to enter into this Agreement, and in recognition of the valuable experience, knowledge, and proprietary information Executive has gained and will continue to gain from employment with the Company, Executive agrees to abide by and adhere to the restrictive covenants set forth in Sections 5(d)-(i) (the “Restrictive Covenants”).

(b)                                 Definitions.  For purposes of Section 5, the following terms shall have the following meanings:

(i)                                     “Business of the Company” shall mean the distribution of software, hardware and related information technology services to corporate resellers, value added resellers, consultants and system integrators or any other business in which the Company or any of its Affiliates may be engaged.

(ii)                                  “Confidential Information” shall mean proprietary or confidential data, information, documents, or materials (whether oral, written, electronic or otherwise) that belongs to or pertains to Wayside and which was disclosed to Executive or which Executive became aware of as a consequence of Executive’s employment with the Company, which is of tangible or intangible value to Wayside, and the details of which are not generally known to the competitors of Wayside, which may include, but is not limited to, spoken, printed, electronic or any other form or medium: business processes, practices, methods, policies, plans, publications, documents, research, operations, services, strategies, techniques, agreements, contracts, terms of agreements, transactions, potential transactions, transaction structures, negotiations, pending negotiations, know-how, trade secrets, computer programs, computer software, applications, operating systems, software design, web design, work-in-process, databases, manuals, records, articles, systems, material, sources of material, supplier information, vendor information, financial information, results, accounting information, accounting records, legal information, marketing information, advertising information, pricing information, credit information, design information, payroll information, staffing information, personnel information, employee lists, supplier lists, vendor lists, developments, reports, internal controls, security procedures, graphics, drawings, sketches, market studies, sales information, revenue, costs, formulae, notes, communications, algorithms, product plans, designs, styles, models, ideas, audiovisual programs, inventions, unpublished patent applications, original works of authorship, discoveries, experimental processes, experimental results, specifications, customer information, customer lists, client information, client lists, manufacturing information, factory lists, distributor lists, and buyer lists of the Company or its businesses or any existing or prospective customer, supplier, investor or other associated third party, or of any other person or entity that has entrusted information to the Company in confidence. Confidential Information also includes financial and operational information and data regarding the Company, and its investment vehicles and strategies; client contact, account, and portfolio information; proprietary software, models, processes, discoveries, inventions, know- how, and the like; track record and account performance data; internal analyses, management information reports and worksheets such as marketing and business plans, profit margin studies and compensation; Company and fund accounting information, including financial statements of the Company and its affiliated entities; and personal information pertaining to current and former employees and officers of the Company and its related entities.

(iii)                              “Material Contact” shall mean the contact between Executive and each customer or potential customer (A) with whom or which Executive dealt on behalf of Wayside; (B) whose dealings with Wayside were coordinated or supervised by Executive; (C) about whom Executive obtained confidential information in the ordinary course of business as a result of Executive’s association with Wayside; or (D) who received products or services authorized by Wayside, the sale or provision of which resulted in compensation, commissions, or earnings for Executive within two (2) years prior to the Separation Date.

(iv)                              “Person” means any individual, corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

(v)                                 “Prohibited Activity” shall mean any activity in which Executive contributes Executive’s knowledge, directly or indirectly, in whole or in part, as an employee, employer, owner, operator, manager, advisor, consultant, contractor, agent, partner, director, stockholder, officer, volunteer, intern, or any other similar capacity to a Person engaged in the Business of the Company.  “Prohibited Activity” also includes any activity that may require or inevitably require disclosure of Trade Secrets, proprietary information, or Confidential Information.  However, nothing herein shall prohibit Executive from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment and that Executive is not a controlling person of, or a member of a group that controls, such corporation.

(vi)                              “Restricted Period” shall mean the Employment Period and the one-year period following the Separation Date provided that in the event that Executive is terminated pursuant to Section 4(d) the Restricted Period shall mean the Employment Period and the two-year period following the Separation Date.

(vii)                           “Trade Secrets” means a trade secret of the Company as defined by applicable law.

(viii)                        “Wayside” shall mean the Company and any of its Affiliates.

(c)                                  Obligations to Former Employers.  Executive represents and warrants that either: (i) Executive is not subject to any agreements with any former employer or other person or entity that would restrict or interfere with the performance of Executive’s duties on behalf of the Company, or expose Executive, the Company or the Company to legal action, or (ii) to the extent that Executive is subject to any such agreements, Executive has provided the Company with complete copies of such agreements and confirmed with the Company that Executive may perform duties for the Company in a manner which would not cause Executive to violate such agreements.  Executive represents and warrants that Executive has returned or destroyed any tangible confidential information or trade secrets of any other employer, person or entity and that in any event Executive will not use any confidential information or trade secrets belonging to any other employer, person or entity in the performance of Executive’s duties on behalf of the Company or bring such confidential information or trade secrets onto the Company’s premises or introduce it into the Company’s systems.  Executive agrees to indemnify and hold the Company harmless for any claims raised against the Company arising out of or relating to: (x) Executive’s breach or alleged breach of any agreements

Executive may have with any former employer, person or entity or (y) the use by Executive of any confidential information or trade secrets belonging to any other employer, person or entity.

(d)                                 Confidentiality.

(i)                                     Non-Disclosure. Executive agrees that during the Employment Period and following the Separation Date, Executive shall not, for any reason, either directly or indirectly, use, sell, lend, lease, disclose, disseminate, reproduce, or otherwise communicate any Trade Secrets or Confidential Information (other than in the performance of Executive’s duties for the Company).  Executive shall exercise Executive’s best efforts to ensure the continued confidentiality of all Trade Secrets and Confidential Information and shall immediately notify the Company of any unauthorized disclosure or use of any Trade Secrets or Confidential Information of which Executive becomes aware.  Executive shall assist the Company, to the extent necessary, in the protection of or procurement of any intellectual property protection or other rights in any of the Trade Secrets or Confidential Information.  Nothing in this Agreement is intended to or will be used in any way to prevent Executive from providing truthful testimony under oath in a judicial proceeding or to limit Executive’s right to communicate with a government agency, as provided for, protected under or warranted by applicable law. This Agreement does not limit the remedies available to Wayside under common or statutory law as to Trade Secrets or other types of Confidential Information.

(ii)                                  Exception for Disclosure of Trade Secrets in Certain Circumstances. Notwithstanding anything herein to the contrary, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a Trade Secret that (A) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law, or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.  In addition, if Executive files a lawsuit for retaliation for reporting a suspected violation of law, Executive may disclose the Trade Secret to Executive’s or her attorney and use the Trade Secret information in the court proceeding, as long as Executive files any document containing the Trade Secret under seal and does not disclose the Trade Secret, except pursuant to court order.

(e)                                  Non-Disparagement.  Executive agrees that Executive will not at any time make, publish, or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning Company’s products, services, officers or employees.  Notwithstanding the foregoing, nothing in this Agreement is intended to or will be used in any way to prevent Executive from testifying truthfully under oath in a judicial proceeding or to limit Executive’s right to communicate with a government agency, as provided for, protected under or warranted by applicable law.

(f)                                   Non-Solicitation of Employees.  Executive agrees that during the Restricted Period, Executive will not, either directly or indirectly, either on Executive’s own behalf or on behalf of any other Person, (i) solicit or attempt to solicit any employee or independent contractor of Wayside with whom Executive had direct personal contact during the two-year period prior to the Separation Date to work for or provide services to any business that competes with the Business of the Company or (ii) induce or attempt to induce that employee or independent contractor to terminate or lessen his or her affiliation with Wayside or to violate the terms of any agreement or understanding between that individual and Wayside.

(g)                                  Non-Solicitation of Customers.  Executive agrees that during the Restricted Period, Executive will not directly or indirectly, either on Executive’s own behalf or on behalf of any other Person, (i) solicit, contact or attempt to solicit or contact (including but not limited to through in-person communications, telephone, email, regular mail, express mail, fax, social media post, social media message or instant message) any of Wayside’s customers with whom Executive had Material Contact during the two-year period prior to the Separation Date for the purpose of offering or providing any products or services that are similar to or competitive with those provided by Wayside; or (ii) induce or attempt to induce a customer of Wayside to terminate, lessen or postpone his or her business with Wayside or to take any other action which might cause a financial disadvantage to Wayside.

(h)                                 Non-Competition.  Executive agrees that during the Restricted Period, Executive will not, directly or indirectly, either on Executive’s own behalf or on behalf of any other Person, engage in Prohibited Activity within the United States.

(i)                                     Return of Property and Information. Executive agrees to return to the Company all property and information of the Company (including but not limited to Confidential Information and Trade Secrets) within Employee’s possession or control within seven (7) calendar days following the Separation Date or at any time upon request of the Company.  Such property and information includes, but is not limited to, the original and any copy (regardless of the manner in which it is recorded) of all information provided by the Company to Executive or which Employee has developed or collected in the scope of Executive’s employment with the Company, as well as all Company-issued equipment, supplies, accessories, vehicles, keys, instruments, tools, devices, computers, cell phones, pagers, materials, documents, plans, records, notebooks, drawings, or papers.  Upon request by the Company, Executive shall certify in writing that Executive has complied with this provision and has permanently deleted all Company information from any computers or other electronic storage devices or media owned by Executive.  Executive may only retain information relating to Executive’s own compensation and benefit plans.

(j)                                    Reasonableness of Restrictions.  Executive and the Company expressly acknowledge and agree that the scope, territorial, time, and other restrictions contained in this Section 5 are necessary, given Wayside’s need to protect its business, personnel, Trade Secrets and Confidential Information and its relationships and goodwill with its customers, vendors, employees and contractors — all of which have been developed at great time and expense to Wayside.  Executive and the Company further acknowledge and agree that the Company has operations throughout the United States and that Executive’s job responsibilities are not limited to one geographic area but involve and affect the Company’s operations throughout the United States.  Executive further agrees that Executive’s skills are such that Executive could easily find alternative, commensurate employment or consulting work in Executive’s field which would not violate any of the provisions of the Agreement.

(k)                                 Rights and Remedies Upon Breach.

(i)                                     The parties specifically acknowledge and agree that the remedy at law for any breach of the Restrictive Covenants will be inadequate, and that in the event Executive breaches any of the Restrictive Covenants, the Company shall have the right and remedy, without the necessity of proving actual damage or posting any bond, to enjoin, preliminarily and permanently, Executive from violating the Restrictive Covenants and to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

(ii)                                 Executive understands and agrees that if Executive violates any of the obligations set forth in the Restrictive Covenants, (A) the Company’s obligation to pay any payments still owed in accordance with this Agreement shall immediately cease and Executive shall be required to repay to the Company the gross amount (before tax withholdings) of any payments previously made to Executive, if any, pursuant to Section 4(c) or 4(d); and (B) the Restricted Period shall cease to run during the pendency of any litigation over such violation, provided that such litigation was initiated during the Restricted Period. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to Wayside at law or in equity.

(iii)                              The Company and Executive understand and agree that, if the parties become involved in legal action regarding the enforcement of the Restrictive Covenants, the prevailing party in such legal action will be entitled, in addition to any other remedy, to recover its reasonable costs and attorneys’ fees incurred in enforcing or defending action with respect to such covenants.

(iv)                              The Company’s ability to enforce its rights under the Restrictive Covenants or applicable law against Executive shall not be impaired in any way by the existence of a claim or cause of action on the part of Executive based on, or arising out of, this Agreement or any other event or transaction.

6.                                      Intellectual Property.

(a)                                 Definition of Work Product.  For purposes of this Agreement, “Work Product” means any work product, property, data, documentation, information, inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice which (i) is developed using the equipment, supplies, facilities or Confidential Information or Trade Secrets of the Company, (ii) results from or is suggested by work performed by Executive for the Company, or (iii) relates at the time of conception or reduction to practice to the business as conducted by the Company, or to the actual or demonstrably anticipated research or development of the Company.  Patents, trademarks or copyrights or other intellectual property that Executive developed before Executive came to work for the Company, if any, are described in the attached Exhibit A and shall not be considered Work Product.  The failure of the parties to attach any Exhibit A to this Agreement shall be deemed an admission by Executive that Executive does not have any pre-existing patents, trademarks or copyrights or other intellectual property.

(b)                                 Ownership of Work Product. All Work Product shall be owned exclusively by Wayside.  To the greatest extent possible, any Work Product shall be deemed to be “work made for hire” (as defined in the Copyright Act, 17 U.S.C.A. § 101 et seq., as amended), and Executive hereby unconditionally and irrevocably transfers and assigns to Wayside all right, title, and interest Executive currently has or may have by operation of law or otherwise in or to any Work Product.  To the extent the Work Product is deemed to be other than a “work made for hire,” Executive hereby assigns all right, title and interest in and to the Work Product to the Company and agrees to execute all documents requested by the Company to confirm such assignment.

(c)                                  Patent and Copyright Registrations.  Executive agrees to assist the Company or its designee, at Executive’s expense, in every proper way to secure the Company rights in the Work Product and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Work Product, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto.  Executive further agrees that Executive’s obligation to execute or cause to be executed, when it is in Executive’s power to do so, any such instrument or papers shall continue after the termination of this Agreement.

7.                                      Non-exclusivity of Rights.  Nothing in this Agreement shall prevent or limit Executive’s continuing or future participation in any plan, program, policy or practice provided by the Company and for which Executive may qualify.  Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company at or subsequent to the Separation Date shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

8.                                      Withholding of Taxes.  The Company shall withhold from any amounts payable under this Agreement all federal, state, city or other taxes that the Company is required to withhold under any applicable law, regulation or ruling.

9.                                      Section 409A.  It is intended that any payment or benefit which Executive is to be paid or provided in connection with this Agreement which is considered to be deferred compensation subject to Section 409A of the Code shall be paid or provided in such manner, and at such time, as will either be exempt from or in compliance with the requirements of Section 409A of the Code, and the Agreement will be interpreted consistent with such intent.  For purposes of this Agreement, (i) all rights to payments and benefits hereunder shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code and (ii) termination of employment shall mean a “separation from service” within the meaning of Section 409A of the Code where it is reasonably anticipated that no further services would be performed after such date or that the level of bona fide services Executive would perform after that date (whether as an employee or independent contractor) would permanently decrease to less than fifty (50%) percent of the average level of bona fide services performed over the immediately preceding 36-month period (or, if lesser, Executive’s period of service).  Notwithstanding any other provision of this Agreement, the Company is authorized to amend this Agreement to amend or void any election made by Executive under this Agreement and/or to accelerate or delay the payment of any monies and/or provision of any benefits in such manner as may be determined by it to be reasonably necessary or appropriate to comply, or to evidence or further evidence required compliance, with Section 409A of the Code.  Neither the Company nor Executive shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any manner which would not be in compliance with Section 409A of the Code.  Notwithstanding any other provision of this Agreement, neither the Company nor its subsidiaries or Affiliates shall be liable to Executive or any other person if any payment or benefit which is to be provided pursuant to this Agreement and which is considered deferred compensation subject to

Section 409A of the Code fails to comply with, or be exempt from, the requirements of Section 409A of the Code.

10.                               Indemnification.  In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its Affiliates with respect to this Agreement or the Executive’s employment hereunder, by reason of the fact that the Executive is or was a manager or officer of the Company, or any Affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee or agent of another corporation or a partnership, joint venture, trust or other enterprise, Executive shall be indemnified and held harmless by the Company to the maximum extent permitted under applicable law and the Company’s bylaws from and against any liabilities, costs, claims and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys’ fees).  Costs and expenses incurred by Executive in defense of such Proceeding (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of Executive to repay the amounts so paid if it shall ultimately be determined that Executive is not entitled to be indemnified by the Company under this Agreement.

11.                               Assignment and Successors.

(a)                                 This Agreement is personal to Executive and shall not be assignable by Executive otherwise than by will or the laws of descent and distribution.  This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b)                                 This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.  Executive hereby consents to the assignment by the Company of all of its rights and obligations under this Agreement to any successor to the Company by merger or consolidation or purchase of all or substantially all of the Company’s assets, provided that the transferee or successor assumes the Company’s liabilities under this Agreement by agreement in form and substance reasonably satisfactory to Executive.

12.                               Miscellaneous.

(a)                                 Waiver.  Failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted in this Agreement or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(b)                                 Modification and Severability.  If any of the provisions of the Agreement are determined by any court with jurisdiction over the matter to be unreasonable or unenforceable, in whole or in part, as written, the parties hereby consent to and affirmatively request that such court reform the provision so as to be reasonable and enforceable and that such court enforce the provision as reformed.  If any provision of this Agreement is found by that court to be overbroad or otherwise unenforceable and not capable of modification, it shall be severed and the remaining provisions of the Agreement enforced in accordance with the tenor of this Agreement.  No provision of this Agreement may be modified or waived by the parties except through a written instrument signed by Executive and an officer of the Company, which writing shall specifically reference this Agreement and the provision(s) which the parties intend to modify or waive.

(c)                                  Entire Agreement.  Except as provided herein, this Agreement contains the entire agreement between the Company and Executive with respect to the subject matter hereof and this Agreement shall supersede any other agreement between the parties with respect to the subject matter hereof.

(d)                                 Governing Law.  This Agreement shall be construed and enforced under and in accordance with the laws of the State of New Jersey, except to the extent governed by the laws of the United States of America in which case federal laws shall govern.

(e)                                  Arbitration.

(i)                                     Any dispute or controversy arising under or in connection with this Agreement (a “Dispute”) shall be settled exclusively by binding arbitration in Monmouth County, New Jersey in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association.  The parties irrevocably waive any right to sue in a court of law to resolve any Dispute and waive any right to trial by a jury in a court of law to resolve any Dispute.

(ii)                                 The arbitrator may permit reasonable discovery as permitted by the Federal Rules of Civil Procedure, but, in allowing discovery, shall balance the policy favoring discovery against the policy of the Federal Arbitration Act (“FAA”) to facilitate cost-effective expeditious resolution of disputes.  The parties agree that either party may choose to file a dispositive motion and that a ruling must be obtained from the arbitrators prior to the scheduling of the arbitration hearing described below.  The arbitrator shall have the authority to award any remedy to which any party would be entitled in a court of law. The final award shall be in writing, setting forth the basis for the decision, signed by the arbitrator, and shall be rendered as soon as reasonably possible following completion of the hearing and promptly transmitted to the respective parties. Such award shall be binding and conclusive upon all parties thereto, subject only to grounds permitted under the FAA for vacating, correcting, or modifying an award.

(iii)                              Executive will not file (or join, participate or intervene in) a class-based or collective lawsuit, court case or arbitration that in any way relates to Executive’s employment with the Company.  Executive hereby waives his or her right to participate in any class or collective action filed in state or federal court or with an arbitrator.  ALL DISPUTES SHALL BE ADJUDICATED ON AN INDIVIDUAL (NON-CLASS AND NON-COLLECTIVE) BASIS THROUGH THE ARBITRATION PROCESS DESCRIBED IN THIS AGREEMENT TO ARBITRATE AS PERMITTED BY APPLICABLE LAW.  Disputes involving two or more persons may not be joined or consolidated in the same arbitration because the arbitrator may only hear the individual claims of Executive or the Company and the arbitrator does not have the authority to hear claims on a collective or class basis, or to award relief to a group or class of employees in a single arbitration.

(iv)                              Any court of competent jurisdiction is authorized to issue any injunctive or other equitable relief in aid of arbitration, including without limitation a temporary restraining order or preliminary injunction enjoining either party from violating the provisions of the Agreement, thereby preserving the status quo during arbitration of the Dispute. It is agreed that either party may only file for such relief in a federal or state court in the State of New Jersey, and both parties hereby consent to personal jurisdiction and venue in such court.  The parties may seek, and the court may award, the prevailing party its costs and reasonable attorney fees expended in connection with this request for injunctive relief.

(f)                                   Notices.  Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by fax, e-mail, registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

To the Company:

Wayside Technology Group, Inc.

4 Industrial Way West, 3rd Floor

Eatontown, New Jersey 07724

Attention: Chairman of the Board

To Executive:                                     To the address on file with the Company.

Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.

(g)                                  Counterparts; Electronic Signature.  This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart. Facsimile, DocuSign or email signatures (in .pdf, .tif, .jpeg, or similar format) shall constitute original signatures for all purposes of this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the dates set forth below.

COMPANY:

WAYSIDE TECHNOLOGY GROUP, INC.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chairman of the Board
Date: October 5, 2018

EXECUTIVE:

By:	/s/ Steve DeWindt
Name: Steve DeWindt
Date: October 5, 2018

[Signature Page to Employment Agreement]

EXHIBIT A
PRE-EXISTING INTELLECTUAL PROPERTY

(CHECK ONE)

☒         I do not have any interest in any patents, trademarks or copyrights or other intellectual property developed before I came to work for Wayside Technology Group, Inc.

-OR-

☐           I have an interest in the following patents, trademarks, copyrights or other intellectual property:

Executed this 5th day of October, 2018.

By:	/s/ Steve DeWindt
Signature

Steve DeWindt
Printed Name

A-1